
September 22, 2025

Leading Independent Proxy Advisory Firms Recommend Sandstorm Shareholders Vote FOR the Proposed Plan of Arrangement with Royal Gold

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and other similar advisory firms have each recommended that Sandstorm Shareholders ("Shareholders") vote FOR the special resolution (the "Arrangement Resolution") approving the proposed arrangement with Royal Gold Inc. ("Royal Gold"), pursuant to which Shareholders will receive 0.0625 shares of common stock of Royal Gold for each common share of Sandstorm held (each a "Sandstorm Share"), at the upcoming Special Meeting of Shareholders (the "Meeting") scheduled for Thursday, October 9, 2025.

ISS commented, "The arrangement confers a number of strategic benefits and provides shareholders with premium value and a continuing equity interest in the combined company."

Nolan Watson, Sandstorm's President and CEO, commented, "We are pleased to receive a positive recommendation from ISS and other leading proxy advisors, which confirms our strategic rationale for the arrangement and the benefits to our Shareholders."

The Board of Directors of Sandstorm unanimously **recommends** that the Shareholders vote **FOR** the Arrangement Resolution.

Please visit Sandstorm's website at www.sandstormgold.com for complete details and links to all relevant documents ahead of the Meeting.

Meeting Details

The Meeting is to be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company's head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6.

Shareholders are encouraged to read the management information circular of Sandstorm mailed to Shareholders in connection with the Meeting ("Circular") in its entirety and vote their Sandstorm Shares



as soon as possible, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to Shareholders together with the Circular.

The deadline for voting Sandstorm Shares by proxy is 8:00 a.m. (Vancouver time) on October 7, 2025.

How to Vote

	REGISTERED SHAREHOLDERS (Shares Held in Your Name and Represented by a Physical Certificate or DRS Advice)	NON-REGISTERED SHAREHOLDERS (Shares Held with a Broker, Bank or Other Intermediary)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Call 1-866-732-VOTE (8683) and vote using the 15-digit control number provided in your proxy.	Call the toll-free number listed on your Voting Instruction Form (VIF) and vote using the control number provided therein.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Questions & Voting Assistance

Shareholders who have questions about the Meeting or require assistance in voting may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free | 1-877-452-7184

Outside North America | 1-416-304-0211

By Email | assistance@laurelhill.com

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	**Kim Bergen**
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. For more information visit: www.sandstormgold.com.



CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the completion of the Sandstorm transaction with Royal Gold (the "Sandstorm Transaction") and the timing thereof, the realization of synergies and expected premiums in connection with the Sandstorm Transaction, the identification of future accretive opportunities, permitting requirements and timelines, the future price of the Royal Gold Shares, the results of any preliminary economic assessment, Pre-Feasibility Study or Feasibility Study, the receipt of required approvals for the Sandstorm Transaction, the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Sandstorm Transaction, the expected production of the Kansanshi gold stream, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, and the expectation and amount of common shares that the Company may purchase under its Normal Course Issuer Bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2024 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

